[USCORP Letterhead]
USCORP
4535 W. Sahara Ave., Suite 200
Las Vegas, Nevada
702-933-4034

    February 29, 2008

Mr. Mark A. Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549-7010

Re:	USCORP (the “Company”)
Form 10-KSB for the Fiscal Year ended September 30, 2007 (“Form 10-KSB”)
Filed January 9, 2008
File No. 000-19061

Dear Sir:

Please find electronically transmitted herewith responses to your comments dated February 5, 2008. As indicated by you to our corporate counsel, Peter J. Gennuso at Gersten Savage LLP, we are only responding to your comments numbered 1 through 13 and will follow up with our responses to comments 14 through 22 relating to engineering. This response letter has been numbered to coincide with your comment letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2007
Risk Factors, page 14
The Company’s Financial Statements Contains a “Going Concern Qualification,” page 16

Comment 1: You state that, “Note 1 to these financial statements indicates that the Company is in the development stage…” However, we note that within Note 1, and in the header of your financial statements, you identify yourself as an exploration stage company. Please revise your disclosures to be consistent.

Response: We have revised this risk factor to be consistent with the rest of the disclosure contained in the Form 10-KSB. Specifically, we have deleted the reference to “development” stage and corrected it with “exploration” stage. Please see page 16 of the Form 10-KSB.

Controls and Procedures, page 22

Comment 2: The disclosure within this section appears to be duplicative, as similar information is also included under Item 8A on page 38. As such, please remove the disclosure within this section.

Response: We have revised the Form 10-KSB to remove the duplicative disclosure previously contained in Item 7. Please see page 22 of the Form 10-KSB.

Mr. Mark Wojciechowski
February 29, 2008

Financial Statements and Supplementary Data, page 22
Management’s Report on Internet Control over Financial Reporting, page 22

Comment 3: Please revise your disclosure to include a statement that your independent registered auditors issued an attestation report regarding management’s and their assessment of internal controls over financial reporting in accordance with Item 308 of Regulation S-B.

Response: We have added the wording to Management’s Report on Internal Controls. Please see page 22 of the Form 10-KSB..

Report of Independent Registered Public Accounting Firm, page 23

Comment 4: We note you identify yourself as an exploration stage company, and provide the inception to date financial information required by SFAS 7. We further note that the report from your independent public accounting firm does not include a reference to the inception to date financial statement periods. Please revise your filing to include an audit report(s) that covers your inception to date financial statement periods.

Response 4: Our Independent Registered Public Accounting Firm has revised its audit report to cover the Company’s financial statements from inception to the date of the financial statement periods. Please see page 23 of the Form 10-KSB.

Comment 5: The report from your independent registered public accounting firm regarding management’s and their assessment that the company maintained effective internal control over financial reporting, covers the periods as of September 30, 2007 and 2006. However, we note from page 22 that management’s report on internal control over only covers the period as of September 30, 2007. Please obtain and file a revised report on your internal control over financial reporting that covers the period as of September 30, 2007, or tell us why a report that covers the period as of September 30, 2006 was provided.

Response 5: Our Independent Registered Public Accounting Firm has revised its audit report to include the Company’s internal control over financing reporting to cover the periods as of September 30, 2006. Please see page 23 of the Form 10-KSB.

Comment 6: Please obtain and file a revised report from your independent public accounting firm that includes the signature of the firm.

Response 6: We have obtained and filed a revised report from our Independent Public Accounting Firm that includes the signature of the firm. Please see page 24 of the Form 10-KSB.

Statements of Operations, page 26

Comment 7: Please revise your statements to no longer present ‘Loss on early extinguishment of debt (net of tax)’ as an extraordinary item. Please refer to SFAS 145 and APBO No. 26.

Response 7: We have revised our Statements of Operations to remove our presentation of “Loss on early extinguishment of debt (net of tax)” as an extraordinary item. Please see the Company’s Statements of Operations on page 26 of the Form 10-KSB.

Mr. Mark Wojciechowski
February 29, 2008

Notes to the Consolidated Financial Statements, page 32
Note 1. Organization of the Company and Significant Accounting Policies, page 32
Mineral Properties, page 33

Comment 8: We note your disclosure that you use the successful efforts method of accounting for activities related to your mineral properties. The guidance in paragraph 6 or SFAS 19 limits application of the successful efforts method of accounting to oil and gas producing activities. As you are an exploration stage mining company, all exploration costs should be expensed as incurred. As such, please revise your financial statements and disclosures accordingly.

Response 8: We have revised our Form 10-KSB to reflect that all exploration costs are expensed as incurred. Please see page 33 of the Form 10-KSB.

Controls and Procedures, page 38

Comment 9: You state there were no “significant changes” in your internal control over financial reporting. Please note Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial report.” See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.

Response 9: We have revised our Controls and Procedures section to be compliant with Item 308(c) of Regulation S-B. Please see page 38 of the Form 10-KSB.

Security Ownership of Certain Beneficial Owners and Management, page 40

Comment 10: We note you provide the required disclosures as of December 20, 2006. Please update the table to provide the information as of the most recent practicable date, in accordance with Item 403 of Regulation S-B.

Response: The reference to December 20, 2006 was an inadvertent oversight. The information in Item 11 is as of December 20, 2007. We have revised the Form 10-KSB to reflect December 20, 2007. Please see page 40 of the Form 10-KSB.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Comment 11: In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certification required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Mr. Mark Wojciechowski
February 29, 2008

We also note you have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of the certification in your Form 10-KSB. Please revise your certification to be in the exact form set forth in Item 601 of Regulation S-B.

Response 11: We have revised our certifications to be in the exact form as set forth in Item 601 of Regulation S-B. Please see Exhibit 31.1 of the Form 10-KSB.

Comment 12: If true, please revise Mr. Dultz title at the end of the certification to include “Acting Chief Financial Officer,’ or revise to provide a certification for your principal financial officer.

Response 12: We have revised the certification to include Mr. Dultz’s title of “Acting Chief Financial Officer. Please see Exhibit 31.1 of the Form 10-KSB.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Comment 13: Your certification refers to the period ending September 30, 2006. Please amend your document to include a certification for the fiscal year ended September 30, 2007. Refer to Item 601(b)(32) of Regulation S-B.

Response 13: We have revised our document to include a certification for the fiscal year ended September 30, 2007. Please see Exhibit 32.1 of the Form 10-KSB.

Further, in connection with our response to your comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or anything that I can do to facilitate your review, please let me know. As indicated, we will forward our responses to your engineering comments as soon as possible. Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/ Robert Dultz
Robert Dultz, Chief Executive Officer